                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          LightTouch Vein & Laser, Inc.
                                (Name of Issuer)

                             Shares of Common Stock
                         (Title of Class of Securities)

                                   523364 20 7
                                 (CUSIP number)

                                 Halley S. Faust

           C/o Jerome Capital, LLC, One Northwestern Drive, Suite 203,
                             Bloomfield, CT 06002,
                                  860-286-2960
       (Name, address and telephone number of person authorized to receive notices and communications)

                                September 1, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 9 Pages)




----------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 9 Pages

                                  SCHEDULE 13D
For Jerome Capital, LLC:
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON   Jerome Capital, LLC
         S.S. OR I.R.S. IDENTIFICATION NO.  06-1491233

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         2,638,700

                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         0

                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         2,638,700

                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH:                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,638,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.71%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                                               Page 3 of 9 Pages
                                  SCHEDULE 13D
For Halley S. Faust
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON   Halley S. Faust
         S.S. OR I.R.S. IDENTIFICATION NO.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES 2,888,673 (Includes 2,638,700 shares owned by Jerome Capital, LLC)

                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         0

                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         2,888,673 (Includes 2,638,700 shares owned
                                    by Jerome Capital, LLC)


                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH:                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,888,673 (Includes 2,638,700 shares owned by Jerome Capital, LLC)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.14% (Including Jerome Capital, LLC shares)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                               Page 4 of 9 Pages
Item 1.  SECURITY AND ISSUER

This statement relates to certain shares of common stock (the "Shares") of LightTouch Vein & Laser, Inc., a Nevada corporation (the "Company") with its principal executive offices at 414 Glenwood Avenue, Suite 105, Raleigh, North Carolina 27603

ITEM 2.  IDENTITY AND BACKGROUND.

For Jerome Capital, LLC:

(a)  Name

     Jerome Capital, LLC, a Connecticut limited liability company

(b)  Residence or Business Address

     One Northwestern Drive, Suite 203
     Bloomfield, CT 06002

(c)  Principal Business and Address of Principal Business Office

     Venture Capital Company

     One Northwestern Drive, Suite 203 Bloomfield, CT 06002

(d)  Past Criminal Convictions

     None

(e)  Past Civil Proceedings or Administrative Proceedings
     Related to Federal or State Securities Laws Resulting in a Judgment, Decree or Final Order Finding
     Violations or Enjoining Future Violations of Such Laws

     None

(f)  State of Organization

     Connecticut

                                                             Page 5 of 9 Pages
For Halley S. Faust:

(a)  Name

     Halley S. Faust, Managing Director of Jerome Capital, LLC, a Connecticut limited liability company.

(b)  Residence or Business Address

     One Northwestern Drive, Suite 203
     Bloomfield, CT 06002

(c)  Principal Business and Address of Principal Business Office

     Venture Capitalist; Managing Director of Jerome Capital, LLC

     Jerome Capital, LLC
     One Northwestern Drive, Suite 203
     Bloomfield, CT 06002

(d)  Past Criminal Convictions

     None

(e)  Past Civil Proceedings or Administrative Proceedings
     Related to Federal or State Securities Laws Resulting in a Judgment, Decree or Final Order Finding
     Violations or Enjoining Future Violations of Such Laws

     None

(f)  Citizenship

     United States of America

                                                               Page 6 of 9 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     For all persons listed in Item 2 above:

     The securities were acquired as a result of the merger (the "Merger") of Vanishing Point, Inc. ("Vanishing Point") and a wholly-owned subsidiary of the Company, pursuant to which Vanishing Point became a wholly-owed subsidiary of the Company and shares of the Company's common stock ("Shares") were issued to stockholders of Vanishing Point in consideration for the cancellation of their stock in Vanishing Point.

ITEM 4. PURPOSE OF TRANSACTION.

     For all persons listed in Item 2 above:

     Jerome Capital, LLC and Halley S. Faust have each acquired the Shares as a result of the Merger.

     Jerome Capital, LLC and Halley S. Faust intend continuously to review their respective investments in the Company and may from time to time acquire or dispose of Shares of the Company, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting Jerome Capital, LLC, Halley S. Faust or the Company.

     The board of directors of the Company has changed pursuant to the terms of the Merger, but Jerome Capital, LLC and Halley S. Faust have no current plan to make any further change to the board of directors of the Company.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

For Jerome Capital, LLC:

(a) Amount Beneficially Owned:

Jerome Capital, LLC is the beneficial owner of 2,638,700 Shares, or 14.71% of the outstanding Shares, of Common Stock of the Company, after giving effect to the Merger.

(b) Number of shares as to which such person has:

(i)    Sole power to vote or direct the vote: 2,638,700

(ii)   Shared power to vote or direct the vote: 0

(iii)  Sole power to dispose or direct the disposition of: 2,638,700

(iv)   Shared power to dispose or direct the disposition of: 0

(c) Neither Jerome Capital, LLC, nor any of the other persons listed in Item 2 above has had any transaction involving stock of the Company during the last 60 days.

(d) Not applicable

(e) Not applicable

                                                              Page 7 of 9 Pages
For Halley S. Faust:

(a) Amount Beneficially Owned:

Halley S. Faust is the beneficial owner of 2,888,673 Shares, or 16.14% of the outstanding Shares, of Common Stock of the Company, after giving effect to the Merger. Such Shares include 2,638,700 shares owned by Jerome Capital, LLC, of which he is Managing Director.

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,888,673 (Includes 2,638,700 shares owned by Jerome Capital, LLC)

(ii)  Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 2,888,673 (Includes 2,638,700 shares owned by Jerome Capital, LLC)

(iv)  Shared power to dispose or direct the disposition of: 0

(c) Neither Halley S. Faust, nor any of the other persons listed in Item 2 above has had any transaction involving stock of the Company during the last 60 days.

(d) Not applicable

(e) Not applicable

                                                               Page 8 of 9 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     For all persons listed in Item 2 above:

The Company entered into a Voting Agreement (the "Voting Agreement") with certain stockholders of the Company who own, in the aggregate, approximately 70% of the issued and outstanding common stock of the Company, including Jerome Capital, LLC, pursuant to which, as described below, such stockholders of the Company agreed to vote their shares of the Company, in all elections of directors that take place between the date of the Merger and the second anniversary of the Merger, for the persons designated in accordance with such Voting Agreement.

The Voting Agreement provides that each of the parties thereto will vote all shares of the common stock of the Company now or hereafter owned or controlled by them to elect as directors (a) one individual designated by Jerome Capital, LLC, (b) one individual designated by Venture Strategy Partners, LP, (c) one individual designated jointly by Jerome Capital, LLC and Venture Strategy Partners, LP, and (d) two individuals jointly designated by Gregory Martini and Plymouth Partners, for election after the date of the Merger at any meeting of the stockholders of the Company or in any consent in lieu of a meeting of the stockholders of the Company during the two year term of the Voting Agreement. Effective at the time that the Merger became effective, the sole director of the Company, Gregory Martini, appointed Halley Faust (as designee of Jerome Capital
LLC), Joanna Rees Gallanter (as designee of Venture Strategy Partners, LP, Melisse Shaban (as designee of Jerome Capital LLC and Venture Strategy Partners,
LP), and an additional designee of Gregory Martini and Plymouth Partners) to vacancies on the board of directors; Mr. Martini is the other director jointly designated by Mr. Martini and Plymouth Partners.

A copy of the Voting Agreement, including the names of each of the stockholders who are parties thereto, is incorporated by reference as an exhibit hereto.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     A copy of the Merger Agreement, which was filed as an Exhibit to the Form 8-K filed by the Company on August 15, 2000, as of September 1, 2000, including the names of each of the stockholders who are parties thereto, is incorporated by reference as an exhibit to this Schedule 13D.

     A copy of the Voting Agreement, which was filed as an Exhibit to the Form 8-K filed by the Company on August 15, 2000, as of September 1, 2000, including the names of each of the stockholders who are parties thereto, is incorporated by reference as an exhibit to this Schedule 13D.



                                      * * *

This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Note 1: According to the Form 8-K filed by the Company on August 15, 2000, as of September 1, 2000 there were outstanding and entitled to vote 18,936,539 shares of Common Stock of the Company.

                                                               Page 9 of 9 Pages
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Jerome Capital, LLC


By: /s/ Halley S. Faust
    ---------------------
    Its Managing Director

Halley S. Faust

/s/ Halley S. Faust
-------------------------

Dated:  September 11, 2000